SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 01 2018

DIVISION OF TRADING & MARKETS

SE

18005714

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
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SEC FILE NUMBER
8- 67280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 WEST 10TH STREET
(No. and Street)

WEST POINT (City) GEORGIA (State) 31833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK E. PLAN, PRESIDENT (706) 645-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARREN AVERETT, LLC
(Name – *if individual, state last, first, middle name*)

6 CONCOURSE PARKWAY, SUITE 600 (Address) ATLANTA (City) GEORGIA (State) 30328 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, FRANK E. PLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSL SECURITIES, INC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MY COMMISSION EXPIRES MAY 22, 2020

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2017

With

Report of Independent Registered Public Accounting Firm

JSL SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2017

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JSL Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of JSL Securities, Inc. (a Georgia corporation) as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JSL Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of JSL Securities, Inc.'s management. Our responsibility is to express an opinion on JSL Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JSL Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Schedule I, Computation of Net Capital Under Rule 15c3-1 and the Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of JSL Securities, Inc.'s financial statements. The supplemental information is the responsibility of JSL Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 and the Schedule II, Other Information are fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC
WARREN AVERETT, LLC

We have served as JSL Securities, Inc.'s auditor since 2006.
Atlanta, Georgia
February 28, 2018

JSL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Assets		
Cash	$	2,820,249
Prepaid Expense		6,711
TOTAL ASSETS	$	2,826,960

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Due to Parent	$	285,443
Income Taxes Payable		45,713
Accrued Expenses		159,589
TOTAL LIABILITES		490,745
Stockholder's Equity		
Common Stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Paid-in Capital		130,490
Retained Earnings		2,205,715
TOTAL STOCKHOLDER'S EQUITY		2,336,215
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,826,960

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2017

Commissions Revenue	$	2,665,283
Operating Expenses		
Compensation Expense		1,634,662
Management Fees		120,396
Other		122,765
Total Operating Expenses		1,877,823
Net Income before Income Tax Expense		787,460
Income Tax Expense		322,471
Net Income	$	464,989

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2017

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at December 31, 2016	$ 10	$ 130,490	$1,740,726	$1,871,226
Net Income	-	-	464,989	464,989
Balance at December 31, 2017	$ 10	$ 130,490	$2,205,715	$2,336,215

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

Cash Flows from Operating Activities	
Net Income	$ 464,989
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	941
Increase in income taxes payable	44,257
Increase in accrued expenses	132,399
Increase in due to parent	203,889
Net Cash Provided by Operating Activities	846,475
NET INCREASE IN CASH	846,475
Cash at Beginning of Year	1,973,774
Cash at End of Year	$ 2,820,249
Supplemental Cash Flow Disclosures:	
Income taxes paid (Note E)	$ 26,374

See accompanying notes to financial statements.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: JSL Securities, Inc. (the "Company" or "JSL Securities") was incorporated in Georgia on March 6, 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of J. Smith Lanier & Co., ("JSL") a regional insurance broker with offices located in Georgia, Alabama, Florida, Kentucky and Tennessee. The Company started operations on March 1, 2007. On January 31, 2017, JSL was merged with and into Marsh & McLennan Agency, LLC (MMA) a wholly owned subsidiary of Marsh & McLennan Companies, Inc., a publicly traded entity. The Company survived the merger and will continue to operate as a registered broker-dealer as a wholly owned subsidiary of MMA.

Basis of Accounting: JSL Securities prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly commission income received from other third party broker dealers and insurance carriers that is recognized when the terms of the sale of products and services to customers are substantially complete and collectability of the income is probable.

Concentration of Credit Risk: The Company maintains balances with banks in excess of federally insured limits. Deposit accounts are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2017, the Company exceeded FDIC limits at various institutions by approximately $2,320,249. The Company has not experienced any losses in such accounts and believes there is little to no exposure of any significant credit risk.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The Company has elected to file a consolidated federal income tax return with its parent, MMA.

At December 31, 2017, management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2016, 2015 and 2014 which are still open under the statute of limitations.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations: At December 31, 2017, two sources accounted for 95% of commission revenue collected, see note B.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2018 and February 28, 2018 which is the date the financial statements were issued, for possible recognition or disclosure in the financial statements.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance, and has since issued additional amendments to ASU 2014-09. These new standards require an entity to recognize revenue depicting the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standards will also result in enhanced revenue related disclosures. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the statement of financial condition. The new standards are effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2018. Early adoption is permitted.

The Company will adopt this guidance as of January 1, 2019. The two permitted transition methods under ASU 2014-09 are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, under which the cumulative effect of applying the standard would be recognized at the date of initial application. The Company is in the process of determining its method of adoption, which depends, in part, upon the completion of further analysis.

NOTE B—REVENUE SHARE AGREEMENT

The Company has entered into Broker Dealer Services Agreements with four separate third party broker dealer entities. Under the agreements, all customer relationships created are recorded on the books and records of and accounted for solely as an account of the third party broker dealer. Company sales representatives are affiliated with both the third party broker dealer and the Company. The sales representatives have waived their rights to the revenue they generate on behalf of the third party broker dealer and instead direct the third party broker dealer to pay such revenue to the Company. Revenue paid to the Company under the third party broker dealer agreements during 2017 totaled $2,570,742 of which the Company recognized $2,236,654 from Royal Alliance, $278,863 from FSC Securities Corporation, $10,983 from Invest Financial Corporation and $44,242 from ProEquities, Inc.

NOTE C—RELATED PARTY TRANSACTIONS

Effective February 1, 2017, JSL Securities entered into an Expense Sharing Agreement with MMA (new acquirer). JSL Securities agreed to pay MMA for expenses associated with the JSL Securities operations, including rent, office supplies, postage, technology and other non-regulatory expenses. During 2017, JSL Securities reimbursed MMA approximately $120,000 under the Agreement. Additionally, MMA funded payment for federal income taxes for the Company during 2017 which were accounted for through the Due to Parent account.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 $^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule. Reference Schedule I included in Supplemental Information of this report.

NOTE E—INCOME TAXES

The provision for income taxes is as follows:

Current:	
Federal	$ 250,384
State	72,087
	$ 322,471

NOTE E—INCOME TAXES—CONTINUED

The Company files its federal income tax return as part of a consolidated group with JSL. The Company and MMA have entered into a consolidated income tax sharing agreement whereby the Company recognizes its income tax liability as if it filed a separate income tax return. The Company files a separate state income tax return.

As of December 31, 2017, the Company has recorded a federal income tax expense of $250,384 and is shown as a payable Due to the Parent for its share of the 2017 consolidated federal income tax liability. For 2017, the Company has also recorded a state income tax expense of $72,087 and has made state estimated income tax payments totaling $26,374.

NOTE F - DEFINED CONTRIBUTION PLAN

The Marsh & McLennan Companies, Inc. 401(k) & Savings Plan cover's substantially all employees of the Company. Marsh & McLennan Companies, Inc. matches fifty percent (50%) of the first six (6%) of salary that each participant contributes not to exceed more than three percent (3%) of the participants' eligible compensation.

SUPPLEMENTARY INFORMATION

JSL SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2017

Computation of Net Capital		
Total stockholder's equity	$	2,336,215
Deduct non-allowable assets		(6,711)
Net capital	$	2,329,504
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	490,745
Computation of Minimum Net Capital Requirement		
Net capital	$	2,329,504
Minimum net capital to be maintained (Greater of $5,000 or 6 $^2/_3$% of total aggregate indebtedness)		(32,716)
Net capital in excess of requirement	$	2,296,788
Percentage of aggregate indebtedness to net capital		21.07%

There is no significant difference between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2017 as filed on January 8, 2018 and the audited financial statements at December 31, 2017.

JSL SECURITIES, INC.
SCHEDULE II
OTHER INFORMATION
December 31, 2017

The following statements and computations are not applicable at December 31, 2017, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of general creditors. The statement of changes in liabilities to claims of general creditors has been omitted since JSL Securities, Inc. had no such liabilities outstanding at the beginning of the year, during the year or at year end.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (ii) of Rule 15c3-3.

JSL Securities, Inc.
Exemption Report
December 31, 2017

JSL Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17-a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report from C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

JSL Securities, Inc.

I, Frank E. Plan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Frank E. Plan
President

Date: 2/28/2018

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and Stockholder of
JSL Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JSL Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JSL Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provision") and (2) JSL Securities, Inc. stated that JSL Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. JSL Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSL Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

WARREN AVERETT, LLC

Atlanta, GA
February 28, 2018